Filed Pursuant to Rule 424(b)(5)
                                        Registration No. 333-27221

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY STATE AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS SUPPLEMENT ISSUED NOVEMBER 2, 1998 (SUBJECT TO COMPLETION) (TO PROSPECTUS DATED MAY 22, 1997)


                                  $50,000,000


                      UNITED DOMINION REALTY TRUST, INC.
                        % MONTHLY INCOME NOTES DUE 2008
                                ---------------
                  Interest payable on the 15th of each month

                                ---------------
THE MONTHLY INCOME NOTES WILL MATURE ON NOVEMBER 15, 2008 AND ARE NOT
 REDEEMABLE BEFORE MATURITY. INTEREST ON THE MONTHLY INCOME NOTES IS PAYABLE MONTHLY ON THE 15TH OF EACH MONTH, BEGINNING DECEMBER 15, 1998.

THE MONTHLY INCOME NOTES ARE UNSECURED AND RANK EQUALLY WITH ALL OF THE
 COMPANY'S OTHER UNSECURED SENIOR INDEBTEDNESS. THE MONTHLY INCOME NOTES WILL BE ISSUED IN DENOMINATIONS OF $25 AND WILL BE REPRESENTED BY ONE OR MORE GLOBAL CERTIFICATES REGISTERED IN THE NAME OF A DEPOSITARY OR ITS NOMINEE. EXCEPT IN LIMITED CIRCUMSTANCES, INVESTORS WILL NOT BE ENTITLED TO RECEIVE CERTIFICATES REPRESENTING THE MONTHLY INCOME NOTES.

CONCURRENTLY WITH THE OFFERING OF THE MONTHLY INCOME NOTES, THE COMPANY IS
OFFERING $     AGGREGATE PRINCIPAL AMOUNT OF ITS NOTES DUE      AND $
AGGREGATE PRINCIPAL AMOUNT OF ITS NOTES DUE      IN A PUBLIC OFFERING. THE
OFFERING OF THE MONTHLY INCOME NOTES IS NOT CONTINGENT UPON THE CONSUMMATION OF
           THE OFFERING OF THE NOTES DUE      OR THE NOTES DUE     .

THE COMPANY PLANS TO LIST THE MONTHLY INCOME NOTES ON THE NEW YORK STOCK EXCHANGE. IF LISTING APPROVAL IS OBTAINED, TRADING OF THE MONTHLY INCOME NOTES IS EXPECTED TO COMMENCE WITHIN A 30-DAY PERIOD AFTER THE INITIAL DELIVERY OF
                           THE MONTHLY INCOME NOTES.


                                ---------------
                    PRICE     % AND ACCRUED INTEREST, IF ANY

                                ---------------

                                                   UNDERWRITING
                                     PRICE TO     DISCOUNTS AND     PROCEEDS TO
                                      PUBLIC       COMMISSIONS        COMPANY
                                    ----------   ---------------   ------------
Per Monthly Income Note .........            %              %                %
Total ...........................     $              $                $

The Company has granted the Underwriters the right to purchase up to an additional $7,500,000 aggregate principal amount of Monthly Income Notes to cover over-allotments.


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Monthly Income Notes to purchasers on
November   , 1998.

                                ---------------
MORGAN STANLEY DEAN WITTER
     A.G. EDWARDS & SONS, INC.
          PAINEWEBBER INCORPORATED
               NATIONSBANC MONTGOMERY SECURITIES LLC
                    WHEAT FIRST UNION


November   , 1998

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                           -----
Forward-Looking Statements .............................................    S-2
The Company ............................................................    S-3
Recent Developments ....................................................    S-3
Use of Proceeds ........................................................    S-5
Capitalization .........................................................    S-6
Selected Historical and Unaudited Pro Forma Consolidated Financial Data     S-7
Description of the Offered Securities ..................................    S-10
Underwriters ...........................................................    S-12
Experts ................................................................    S-13
Legal Matters ..........................................................    S-13
                           PROSPECTUS
Available Information ..................................................      2
Incorporation of Certain Documents by Reference ........................      2
The Company ............................................................      2
Use of Proceeds ........................................................      4
Certain Ratios .........................................................      4
Description of Debt Securities .........................................      4
Description of Capital Stock ...........................................     15
Plan of Distribution ...................................................     19
Legal Opinions .........................................................     20
Experts ................................................................     20

                                ---------------
     Prospective investors may rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the Company nor any Underwriter has authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or seeks an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Neither delivery of this prospectus supplement and the accompanying prospectus nor any sale of these securities implies that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is correct as of any time other than the date of this prospectus supplement, the accompanying prospectus or the date of the document in which it was first presented, if different.

     Unless otherwise expressly stated, the information in this prospectus supplement assumes that the over-allotment option granted to the Underwriters will not be exercised.
                                ---------------
                          FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements regarding the expected financial position, results of operations, business and financing plans of the Company are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations ("cautionary statements") are disclosed in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements.

                                  THE COMPANY

     United Dominion Realty Trust, Inc., a Virginia corporation (collectively with its subsidiaries, the "Company"), is a self-administered equity real estate investment trust ("REIT") formed in 1972 whose business is devoted to one industry segment, the ownership and operation of apartment communities throughout the United States.

     The Company is a fully integrated real estate company with acquisition, development and asset and property management capabilities. The Company acquires, repositions, develops, manages and selectively sells apartment homes for its own portfolio throughout United States with the goals of growing funds from operations and quarterly distributions to shareholders, while building equity primarily through real estate appreciation. The Company's strategy is to position the Company as a national low cost provider of "B" and "A" quality apartment homes in 40 or more markets nationwide.

     On October 23, 1995, the Company organized United Dominion Realty, L.P. (the "Partnership") under the Virginia Revised Uniform Limited Partnership Act, as amended. The Company is the sole General Partner of the Partnership and currently with its wholly owned subsidiaries holds an 84.2% interest therein. The remaining 15.8% interest in the Partnership is held by outside parties. The Partnership is intended to assist the Company in competing for the acquisition of properties that meet the Company's investment strategies from seller partnerships, some or all of whose partners may wish to defer taxation of gain realized on sale through an exchange of partnership interests.

     The Company operates as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify, the Company must meet certain tests which, among other things, require that (i) its assets consist primarily of real estate, (ii) its income be derived primarily from real estate and (iii) at least 95% of its taxable income be distributed to its common shareholders. Because the Company qualifies as a REIT, it is generally not subject to federal income taxes.

     The Company, a Virginia corporation, has its principal office at 10 South 6th Street, Richmond, Virginia, 23219, and its telephone number is (804) 780-2691.


                              RECENT DEVELOPMENTS

MERGERS

     ASR MERGER. Effective as of the close of business on March 27, 1998, the Company completed the merger (the "ASR Merger") of ASR Investments Corporation ("ASR"), a publicly traded, Tucson-based, multifamily REIT that owned and operated 39 communities with 7,550 apartment homes. Pursuant to the ASR Merger agreement, each share of ASR's common stock was exchanged for 1.575 shares of the Company's Common Stock. The ASR Merger was structured as a tax-free transaction and was treated as a purchase for accounting purposes. In connection with the ASR Merger, the Company acquired real estate assets totaling $313.7 million and non-real estate assets totaling $9.1 million. Consideration given by the Company included 7,742,839 shares of Common Stock valued at $14 per share for an aggregate equity value of $108.4 million, plus the assumption of 1,529,990 operating partnership units valued at $21.4 million. In addition, the Company assumed, at fair market value, mortgage debt totaling $179.4 million and other liabilities of $13.6 million.

     AAC MERGER. On September 11, 1998, the Company announced an agreement to acquire American Apartment Communities II, Inc. ("AAC"), a San Francisco-based private REIT, from a fund managed by Lazard Freres Real Estate Investors LLC and other investors (the "AAC Merger"). The proposed AAC Merger will include 54 properties with 14,141 apartment homes, and, if consummated, will allow the Company to enter growing markets in California, improve economies of scale by increasing the number of its apartment homes in the Seattle, Columbus, Tampa and South Florida markets, and position itself in Oregon, Colorado, Michigan and Indiana. The proposed AAC Merger has been structured as a tax-free merger and exchange of partnership units and will be treated as a purchase for accounting purposes. In connection with the proposed AAC Merger, the Company will acquire primarily real estate assets. The aggregate purchase price will consist of the following: (i) 8,000,000 shares of the Company's 7.5% Series D Convertible Preferred Stock ($25 liquidation preference value) which is convertible into the Company's Common Stock at $16.25 per share with a fair market value of $175 million, (ii) the issuance of 5,614,035 units of limited partnership in the Partnership with an aggregate fair market value of $67.4 million, (iii) the assumption of $466.2 million of secured notes payable at fair market value, (iv) the assumption of other liabilities aggregating $24.7 million and (v) $56.5 million of cash. The aggregate purchase price in the proposed AAC Merger is estimated at approximately $806.0 million, including transaction costs. With the acquisition, the Company will own approximately 86,000 completed apartments and operate nationally in 35 major U.S. markets.

     All due diligence has been completed, and AAC's and the Company's Boards of Directors and other interested parties have approved the transaction. Company shareholder approval is not required. The transaction is expected to close in November 1998; there is some risk, however, that the proposed AAC Merger will not be consummated.

     OTHER ACQUISITIONS. In addition to the ASR Merger, the Company has acquired 24 communities with 6,959 apartment homes at a total cost (including closing costs) of $314.8 million, or $45,200 per home, since January 1, 1998.


REAL ESTATE UNDER DEVELOPMENT

     At September 30, 1998, the Company had seven communities (2,042 apartment homes) under development and two additions (276 apartment homes) to existing communities under development, of which 349 apartment homes were completed.


DISPOSITION OF INVESTMENTS

     Since January 1, 1998, the Company has sold 17 apartment communities containing 4,948 apartment homes and one shopping center at an aggregate sales price of $144.7 million.


FINANCING ACTIVITIES

     During the first quarter of 1998, the Company entered into two separate transactions to sell its Common Stock to unit investment trusts ("UITs"). In February 1998, the Company issued 1.7 million shares of its Common Stock at a gross sales price of $14.31 per share to a UIT. In March 1998, the Company issued 1.1 million shares of its Common Stock at a gross sales price of $14.19 per share to a second UIT. The net proceeds from the two UIT transactions aggregated $38.0 million and were primarily used to repay bank debt.

     Since January 1, 1998, the Company has issued 2,455,558 shares of its Common Stock and received $32.8 million under its Dividend Reinvestment and Stock Purchase Plan, which included $23.2 million in optional cash investments and $9.6 million of reinvested distributions.

     On October 15, 1998, the Company settled on a $100 million (notional amount) fixed pay forward starting swap agreement (the "Interest Rate Risk Management Agreement") by agreeing to pay $15.6 million to the counterparty. The Company entered into the Interest Rate Risk Management Agreement in order to reduce the interest rate risk associated with the anticipated issuance of unsecured notes during 1998. The extent to which the cost associated with the termination of the Interest Rate Risk Management Agreement will be (i) reflected in the 1998 statement of operations or (ii) treated as a hedge of an anticipated transaction and amortized over the term of the Offered Securities and/or the Notes (as such terms are defined below), will depend on the amounts and maturities of the Offered Securities and the Notes issued and sold by the Company.


CONCURRENT OFFERING

     Concurrently with the offering of the    % Monthly Income Notes due 2008
(the "Monthly Income Notes" or the "Offered Securities"), the Company is
publicly offering $    aggregate principal amount of its   % Notes due    (the
"Notes due   ") and $    aggregate principal amount of its   % Notes due   (the
"Notes due   " and, together with the Notes due   , the "Notes"), The offering
of the Offered Securities is not contingent upon the consummation of the offering of the Notes. There can be no assurance that the offering of the Notes will be consummated, in which case the Company may be required to seek additional sources of financing or extensions in the terms of existing financing.


LIQUIDITY

     The Company has a $200 million three-year unsecured revolving credit facility which matures August 4, 2000 and a $50 million one-year revolving line of credit facility which matures August 4, 1999. In addition to these credit facilities, a $15 million uncommited unsecured line of credit is available to the Company until June 30, 1999. As of October 29, 1998 the Company's aggregate borrowings under these three credit facilities (the "Credit Facilities") were $235 million at a weighted average interest rate of 5.73%.

     The Company also has outstanding $75 million aggregate principal amount of promissory notes (the "Promissory Notes") payable to certain banks. The Promissory Notes are dated September 30, 1998 and mature November 30, 1998. The Promissory Notes had a weighted average interest rate of 5.91% as of October 29, 1998.

     The Company relies on the Credit Facilities to supplement its operating cash flows in order to fund its ongoing capital requirements. The Company intends to use a portion of the net proceeds from the offering of the Offered Securities and, if consummated, the offering of the Notes to repay in full the $75 million aggregate principal amount of Promissory Notes and to reduce its borrowings under the Credit Facilities. See "Use of Proceeds." Subsequent to the issuance of the Offered Securities and the Notes,
on a pro forma basis, the Company will have approximately $     million of
capacity available under the Credit Facilities. The Company believes its liquidity will be adequate to satisfy its operating cash requirements. Subsequent to the issuance of the Offered Securities, the Company believes that it will have the resources necessary to satisfy its debt service requirements through April 1999, including the repayment of $75 million of promissory notes due in April 1999.


THIRD QUARTER RESULTS

     On October 23, 1998, the Company issued a press release announcing its results of operations for the three and nine months ended September 30, 1998. The information contained in that press release was filed by the Company with the Securities and Exchange Commission under a Form 8-K dated October 28, 1998 and may be obtained as described in the accompanying prospectus under the caption "Available Information". Prospective investors should review such Form 8-K for information regarding the Company's results of operations and financial condition as of and for the three and nine months ended September 30, 1998. Such Form 8-K is incorporated by reference in the accompanying prospectus and the historical and pro forma financial information contained in this prospectus supplement should be read in conjunction with, and is qualified in its entirety by reference to, the information and financial statements appearing in such Form 8-K.


                                USE OF PROCEEDS

     The net proceeds to the Company from the offering of the Monthly Income
Notes are estimated to be approximately $          million (approximately $
million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The net proceeds to the Company from the concurrent
offering of the Notes are estimated to be approximately $       million after
deducting underwriting discounts and commissions and other estimated expenses payable by the Company. However, the offering of the Monthly Income Notes is not contingent upon the consummation of the offering of the Notes, as there can be no assurance that the Company will issue any such Notes. The Company intends to use the net proceeds from the offering of the Monthly Income Notes and, if consummated, the offering of the Notes to fund the cash payable in connection with the proposed AAC Merger, to repay $75 million aggregate principal amount of Promissory Notes payable to NationsBank, N.A. and First Union National Bank (which Promissory Notes are dated September 30, 1998 and mature November 30,
1998), to repay a portion of the borrowings outstanding under its Credit Facilities (see "Recent Developments -- Liquidity") and, subsequent to the proposed AAC Merger, to repay various obligations of AAC to its secured lenders, as follows:


      SOURCES:
       Net proceeds of Offered Securities .....................
       Net proceeds of Notes ..................................
                                                                --------------
        Total Sources .........................................
                                                                ==============
      USES:
        Fund AAC Merger .......................................
         Estimated cash consideration .........................     56,500,000
         Estimated closing costs ..............................      8,500,000
         Repay AAC NationsBank secured line of credit .........    100,000,000
         Prepay certain mortgage debt .........................     15,000,000

        Repay Promissory Notes due November 30, 1998 ..........     75,000,000

        Repay debt under Credit Facilities ....................
                                                                --------------
          Total Uses ..........................................
                                                                ==============

     Pending application for the foregoing purposes, the Company may invest the net proceeds in short-term investments.

                                CAPITALIZATION

     The following table sets forth (i) the historical consolidated capitalization of the Company at June 30, 1998, (ii) the pro forma consolidated capitalization of the Company at such date after giving pro forma effect to the proposed AAC Merger as if such transaction had been consummated as of June 30, 1998, and (iii) on such pro forma basis and as further adjusted to give effect to the issuance of the Offered Securities, the issuance of the Notes and the application of the estimated net proceeds therefrom as described above under "Use of Proceeds". Pro forma as adjusted distributions in excess of net income, total shareholders' equity and total capitalization may decrease to the extent that the termination of the Interest Rate Risk Management Agreement does not qualify as a hedge of an anticipated transaction for accounting purposes. See "Recent Developments -- Financing Activities." The table should be read in conjunction with, and is qualified in its entirety by reference to, the historical and pro forma consolidated financial statements incorporated by reference in the accompanying prospectus. The pro forma information is subject to a number of estimates, assumptions and other uncertainties and does not purport to be indicative of the actual capitalization that would have existed had the proposed AAC Merger in fact occurred on June 30, 1998, or to be indicative of the Company's capitalization as of any future date.



                                                                       JUNE 30, 1998
                                                       ---------------------------------------------
                                                                                          PRO FORMA
                                                         HISTORICAL       PRO FORMA      AS ADJUSTED
                                                       --------------   -------------   ------------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
DEBT:
 Notes payable - secured ...........................     $  623,248      $1,089,401      $
     % Monthly Income Notes due 2008 ...............             --              --
     % Notes due     ...............................             --              --
     % Notes due     ...............................             --              --
 7.25% Notes due April 1999 ........................         75,000          75,000          75,000
 7.25% Notes due January 2007 ......................        125,000         125,000         125,000
 8.50% Debentures due September 2025 ...............        150,000         150,000         150,000
 7.95% Medium Term Notes due July 2006 .............        125,000         125,000         125,000
 7.07% Medium Term Notes due November 2006 .........         25,000          25,000          25,000
 7.02% Medium Term Notes due November 2005 .........         50,000          50,000          50,000
 Notes payable - unsecured .........................        277,881         350,637
                                                         ----------      ----------      ----------
   Total debt ......................................      1,451,129       1,990,038
                                                         ----------      ----------      ----------
MINORITY INTEREST ..................................         51,675         124,797         124,797
                                                         ----------      ----------      ----------
SHAREHOLDERS' EQUITY:
 Preferred stock, no par value; $25 liquidation
   preference, 25,000,000 shares authorized:
    4,200,000 shares 9.25% Series A Cumulative
     Redeemable ....................................        105,000         105,000         105,000
    6,000,000 shares 8.60% Series B Cumulative
     Redeemable ....................................        150,000         150,000         150,000
    8,000,000 shares 7.50% Series D Convertible ....             --         200,000         200,000
 Common stock, $1 par value; 150,000,000 shares
   authorized, 101,988,375 shares issued and
   outstanding .....................................        101,988         101,988         101,988
 Additional paid-in capital ........................      1,070,440       1,045,440       1,045,440
 Notes receivable from officer shareholders ........         (8,333)         (8,333)         (8,333)
 Distributions in excess of net income .............       (195,651)       (195,651)       (195,651)
                                                         ----------      ----------      ----------
   Total shareholders' equity ......................      1,223,444       1,398,444       1,398,444
                                                         ----------      ----------      ----------
    Total capitalization ...........................     $2,726,248      $3,513,279      $
                                                         ==========      ==========      ==========

    SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data for the Company and unaudited pro forma consolidated financial data for the Company and AAC as a combined entity, giving effect to the proposed AAC Merger and certain other transactions described below as if such transactions had all occurred on January 1, 1997. The unaudited pro forma consolidated operating and other data and fixed charge ratios are presented as if the proposed AAC Merger had been consummated on January 1, 1997 and as if the following acquisitions by the Company had occurred on January 1, 1997: (i) 39 apartment communities with 7,550 apartment homes owned by ASR, which merged with a wholly-owned subsidiary of the Company on March 27, 1998, (ii) the 1998 acquisitions of 13 communities containing 4,318 apartment homes for an aggregate purchase price of approximately $144.0 million, including closing costs and (iii) the 1997 acquisition of 17 communities containing 5,394 apartment homes for an aggregate purchase price of approximately $218.5 million, including closing costs. The unaudited pro forma consolidated balance sheet and apartment homes owned data assumes the proposed ACC Merger and all such other transactions had been consummated as of the end of the respective periods. In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made. The proposed AAC Merger has been accounted for under the purchase method of accounting in accordance with Accounting Standards Board Opinion No. 16, and the pro forma data assumes that the combined entity qualified as a REIT, distributing at least 95% of its taxable income, and therefore, incurred no federal income tax liability for the periods presented. The unaudited pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma and unaudited pro forma financial statements and notes thereto incorporated by reference into the accompanying prospectus. The pro forma information is subject to a number of estimates, assumptions and other uncertainties and does not purport to be indicative of the actual results of operations or financial position that would have been achieved or existed had these transactions in fact occurred on the dates indicated above, or to be indicative of the Company's results of operations or financial position as of any future date.

     The following selected historical financial data as of and for the five years ended December 31, 1997 is derived from the Company's audited financial statements. The following selected historical financial data as of and for the six months ended June 30, 1997 and June 30, 1998 is unaudited but, in the opinion of management, contains all adjustments necessary for a fair presentation of such information. Historical financial data as of and for the six months ended June 30, 1998 does not purport to be indicative of results of operations or financial position to be expected as of and for the year ending December 31, 1998.

    SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


                                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------------------
                                                      1993          1994           1995           1996
                                                 ------------- -------------- -------------- --------------
   IN THOUSANDS, EXCEPT PER SHARE DATA, FIXED
CHARGE RATIOS AND APARTMENT HOMES OWNED
OPERATING DATA
 Rental income                                    $    88,664    $  139,380     $  194,511     $  241,260
 Income before gains (losses) on sales of
  investments, minority interest of unitholders
  in operating partnership and extraordinary
  item                                                 11,286        19,118         28,037         33,726
 Gains (losses) on sales of investments                   (89)          108          5,090          4,346
 Extraordinary item - early extinguishment of
  debt                                                     --           (89)            --            (23)
 Net income                                            11,197        19,137         33,127         37,991
 Dividends to preferred shareholders                       --            --          6,637          9,713
 Net income available to common shareholders           11,197        19,137         26,490         28,278
 Common distributions declared                         27,988        37,539         48,610         55,493
 Weighted average number of common shares
  outstanding - basic (a)                              38,202        46,182         52,781         57,482
 Weighted average number of common shares
  outstanding - diluted (a)                            38,462        46,391         52,972         57,655
 Per share: (a)
  Basic earnings per share                        $       .29     $     .41      $     .50      $     .49
  Diluted earnings per share                              .29           .41            .50            .49
  Common distributions declared                           .70           .78            .90            .96
BALANCE SHEET DATA (END OF PERIOD)
 Real estate held for investment                  $   582,213    $1,007,599     $1,131,098     $2,007,612
 Real estate under development                             --            --             --         37,855
 Real estate held for disposition                          --            --         51,015         39,556
 Total real estate owned                              582,213     1,007,599      1,182,113      2,085,023
 Accumulated depreciation                              91,444       120,341        129,454        173,291
 Total assets                                         505,840       911,913      1,080,616      1,966,904
 Notes payable - secured                               72,862       158,449        180,481        376,560
 Notes payable - unsecured                            156,558       368,215        349,858        668,275
 Total debt                                           229,420       526,664        530,339      1,044,835
 Shareholders' equity                                 259,963       356,968        516,389        850,379
 Number of common shares outstanding                   41,653        50,356         56,375         81,983
OTHER DATA
 CASH FLOW DATA
  Cash provided by operating activities           $    33,939    $   54,544     $   66,428     $   90,064
  Cash used in investing activities                  (130,064)     (359,631)      (183,930)      (161,572)
  Cash provided by financing activities               100,793       306,575        113,145         82,056
 FUNDS FROM OPERATIONS (B)
  Income before gains (losses) on sales of
   investments, minority interest of
   unitholders in operating partnership and
   extraordinary item                             $    11,286    $   19,118     $   28,037     $   33,726
  Adjustments:
   Real estate depreciation                            19,516        28,729         38,939         47,410
   Non-recurring items:
    Impairment loss on real estate owned                   --            --          1,700            290
    Prior years' employment and other taxes                --            --            395             --
    Adoption of SFAS No. 112 "Employers'
     Accounting for Postemployment
     Benefits"                                             --           450             --             --
   Dividends to preferred shareholders                     --            --         (6,637)        (9,713)
                                                  -----------    ----------     ----------     ----------
  Funds from operations                           $    30,802    $   48,297     $   62,434     $   71,713
                                                  ===========    ==========     ==========     ==========
 FIXED CHARGES RATIOS (D)
  Ratio of earnings to fixed charges                     1.64x         1.69x          1.81x          1.73x
  Ratio of earnings to combined fixed charges
   and preferred stock dividends                         1.64x         1.69x          1.56x          1.45x
 APARTMENT HOMES OWNED (END OF PERIOD)
  Total apartment homes owned                          17,914        29,282         34,224         55,664
  Weighted average number of apartment
   homes owned                                         15,445        23,160         31,242         37,481



                                                                                                       SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,                          ENDED JUNE 30,
                                                 ----------------------------               ----------------------------------
                                                                  PRO FORMA                                      PRO FORMA
                                                      1997         1997 (C)        1997           1998             1998
                                                 -------------- ------------- -------------- -------------- ------------------
   IN THOUSANDS, EXCEPT PER SHARE DATA, FIXED
CHARGE RATIOS AND APARTMENT HOMES OWNED
OPERATING DATA
 Rental income                                     $  386,672    $   567,185    $  185,312     $  222,275     $     291,883
 Income before gains (losses) on sales of
  investments, minority interest of unitholders
  in operating partnership and extraordinary
  item                                                 57,813         59,812        28,475         32,966            36,169
 Gains (losses) on sales of investments                12,664         13,138         3,374         20,461            20,461
 Extraordinary item - early extinguishment of
  debt                                                    (50)           (50)           --           (116)             (116)
 Net income                                            70,149         69,561        31,790         52,189            53,328
 Dividends to preferred shareholders                   17,345         32,345         6,039         11,303            18,803
 Net income available to common shareholders           52,804         37,216        25,751         40,886            34,525
 Common distributions declared                         88,587         88,397        43,818         53,225            53,347
 Weighted average number of common shares
  outstanding - basic (a)                              87,145         95,485        85,967         96,244           100,205
 Weighted average number of common shares
  outstanding - diluted (a)                            87,339        103,977        86,157         98,666           109,593
 Per share: (a)
  Basic earnings per share                         $      .61     $      .39     $     .30      $     .42      $        .34
  Diluted earnings per share                              .60            .39           .30            .42               .34
  Common distributions declared                          1.01           1.01           .51            .53               .53
BALANCE SHEET DATA (END OF PERIOD)
 Real estate held for investment                   $2,281,438                   $2,135,654     $2,813,957     $   3,592,012
 Real estate under development                         24,598                       62,716         43,811            43,811
 Real estate held for disposition                     166,501                       85,431        104,864           104,864
 Total real estate owned                            2,472,537                    2,283,801      2,962,632         3,470,687
 Accumulated depreciation                             200,506                      181,662        242,803           242,803
 Total assets                                       2,313,725                    2,143,655      2,829,200         3,635,222
 Notes payable - secured                              417,325                      389,106        623,248         1,089,401
 Notes payable - unsecured                            738,901                      626,242        827,881           900,637
 Total debt                                         1,156,226                    1,015,348      1,451,129         1,990,038(e)
 Shareholders' equity                               1,058,357                    1,049,738      1,223,444         1,398,444
 Number of common shares outstanding                   89,168                       87,275        101,988           101,988
OTHER DATA
 CASH FLOW DATA
  Cash provided by operating activities            $  137,903    $   165,004    $   63,320     $   79,830     $      70,836
  Cash used in investing activities                  (345,666)      (505,534)     (190,673)      (119,998)         (124,434)
  Cash provided by financing activities               194,784        370,116       122,197         51,270           109,241
 FUNDS FROM OPERATIONS (B)
  Income before gains (losses) on sales of
   investments, minority interest of
   unitholders in operating partnership and
   extraordinary item                              $   57,813    $    59,812    $   28,475     $   32,966     $      36,169
  Adjustments:
   Real estate depreciation                            76,688        113,094        35,289         46,476            61,504
   Non-recurring items:
    Impairment loss on real estate owned                1,400          1,400            --             --                --
    Prior years' employment and other taxes                --             --            --             --                --
    Adoption of SFAS No. 112 "Employers'
     Accounting for Postemployment
     Benefits"                                             --             --            --             --                --
   Dividends to preferred shareholders                (17,345)       (32,345)       (6,039)       (11,303)          (18,803)
                                                   ----------    -----------    ----------     ----------     -------------
  Funds from operations                            $  118,556    $   141,961    $   57,725     $   68,139     $      78,870
                                                   ==========    ===========    ==========     ==========     =============
 FIXED CHARGES RATIOS (D)
  Ratio of earnings to fixed charges                     1.82x          1.46x         1.76x          2.02x             1.83x
  Ratio of earnings to combined fixed charges
   and preferred stock dividends                         1.51x          1.19x         1.53x          1.65x             1.41x
 APARTMENT HOMES OWNED (END OF PERIOD)
  Total apartment homes owned                          62,789         88,798        59,437         71,164            85,305
  Weighted average number of apartment
   homes owned                                         58,038         87,864        57,545         63,341            83,050

Footnotes appear on the following page.

(a) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earning per Share". For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements incorporated by reference in the accompanying prospectus.

(b) Funds from operations ("FFO") is defined as income before gains (losses) on sales of investments, minority interest of unitholders in operating partnership and extraordinary item (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. This definition conforms to the recommendations set forth in a White Paper adopted by the National Association of Real Estate Investment Trusts ("NAREIT") in early 1995. FFO for years prior to 1995 has been adjusted to conform to the NAREIT definition. The Company considers FFO in evaluating property acquisitions.

(c) The pro forma 1997 operating and other data reflects $6.7 million of non-recurring acquisition related expenses of ASR Investments Corporation.

(d) These ratios have been computed as indicated in the following table. The pro forma ratios do not give effect to the issuance of the Offered Securities and the Notes or the application of the net proceeds thereof. Pro forma earnings and the fixed charges ratios will be adversely effected to the extent that the termination of the Interest Rate Risk Management Agreement does not qualify as a hedge of an anticipated transaction for accounting purposes. See "Recent Developments -- Financing Activities.":



                                                                       YEARS ENDED DECEMBER 31,
                                                  ------------------------------------------------------------------
                                                                                                          PRO FORMA
                                                     1993       1994       1995       1996       1997        1997
                                                  ---------- ---------- ---------- ---------- ---------- -----------
                                                                            (IN THOUSANDS)
Net income before extraordinary item               $11,197    $19,226    $33,127    $38,014    $ 70,199   $ 69,611
Add:
 Portion of rents representative of the interest
  factor                                               143        177        201        257         412        591
 Interest on indebtedness                           17,237     28,521     40,646     50,843      79,004    139,603
 Adoption of SFAS No. 112 "Employers'
  Accounting for Post-employment Benefits"              --        450         --         --          --         --
                                                   -------    -------    -------    -------    --------   --------
Earnings                                           $28,577    $48,374    $73,974    $89,114    $149,615   $209,805
                                                   =======    =======    =======    =======    ========   ========
Fixed charges and preferred stock dividend:
 Interest on indebtedness                          $17,237    $28,521    $40,646    $50,843    $ 79,004   $139,603
 Capitalized interest                                   --         --         40        541       2,634      3,209
 Portion of rents representative of the interest
  factor                                               143        177        201        257         412        591
                                                   -------    -------    -------    -------    --------   --------
  Fixed charges                                     17,380     28,698     40,887     51,641      82,050    143,403
                                                   -------    -------    -------    -------    --------   --------
Add:
 Preferred stock dividend                               --         --      6,637      9,713      17,345     32,345
                                                   -------    -------    -------    -------    --------   --------
  Combined fixed charges and preferred stock
   dividend                                        $17,380    $28,698    $47,524    $61,354    $ 99,395   $175,748
                                                   =======    =======    =======    =======    ========   ========



                                                     SIX MONTHS ENDED JUNE 30,
                                                  --------------------------------
                                                                         PRO FORMA
                                                     1997       1998       1998
                                                  ---------- ---------- ----------
                                                           (IN THOUSANDS)
Net income before extraordinary item               $31,790    $ 52,305   $ 53,444
Add:
 Portion of rents representative of the interest
  factor                                               194         246        303
 Interest on indebtedness                           38,919      48,561     61,504
 Adoption of SFAS No. 112 "Employers'
  Accounting for Post-employment Benefits"              --          --         --
                                                   -------    --------   --------
Earnings                                           $70,903    $101,112   $115,251
                                                   =======    ========   ========
Fixed charges and preferred stock dividend:
 Interest on indebtedness                          $38,919    $ 48,561   $ 61,504
 Capitalized interest                                1,230       1,312      1,312
 Portion of rents representative of the interest
  factor                                               194         246        303
                                                   -------    --------   --------
  Fixed charges                                     40,343      50,119     63,119
                                                   -------    --------   --------
Add:
 Preferred stock dividend                            6,039      11,303     18,803
                                                   -------    --------   --------
  Combined fixed charges and preferred stock
   dividend                                        $46,382    $ 61,422   $ 81,922
                                                   =======    ========   ========

(e) Scheduled maturities of the Company's pro forma debt as of the date of this prospectus supplement after giving effect to the proposed AAC Merger and prior to the offering of the Offered Securities are as follows:



  1999    $192,854,777
  2000    $107,259,984
  2001    $ 98,478,339
  2002    $ 73,410,139
  2003    $ 99,027,989
  2004    $121,582,340
  2005    $ 81,508,437
  2006    $181,322,884
  2007    $137,328,417
  2008    $  7,112,838

     Note: The above schedule does not include the Credit Facilities.

                     DESCRIPTION OF THE OFFERED SECURITIES

     The Monthly Income Notes are a separate series of "Debt Securities" as defined in the accompanying prospectus. The following description of the particular terms and provisions applicable to the Offered Securities offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the prospectus, to which description reference is hereby made. The statements relating to the Offered Securities and the Senior Indenture are summaries of certain provisions contained therein and do not purport to be complete. Such statements are qualified by reference to the provisions of the Offered Securities and the Senior Indenture, including the definitions therein of certain terms. The Senior Indenture and the form of certificate evidencing the Offered Securities have been or will be filed or incorporated by reference as exhibits to the registration statement of which the accompanying prospectus is a part. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" under this caption "Description of the Offered Securities" and under the caption "Description of Debt Securities" in the accompanying prospectus mean United Dominion Realty Trust, Inc. excluding its subsidiaries. Capitalized terms used but undefined herein shall have the meanings given such terms in the prospectus.


GENERAL

     The Offered Securities will constitute a separate series of Debt
Securities under the Senior Indenture, initally limited to $    million
aggregate principal amount. The Offered Securities will be issued only in fully registered form without coupons, in denominations of $25 and in integral multiples thereof. The Offered Securities will be represented by one or more permanent Global Securities in book-entry form, except under the limited circumstance described in the accompanying prospectus under "Description of Debt Securities -- Book-Entry System." The Global Securities will be registered in the name of a nominee of The Depository Trust Company, as Depository for the Offered Securities. See "Description of Debt Securities -- Book-Entry System" in the accompanying prospectus.

     The Offered Securities will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by the Company at the option of the holders or to redemption at the option of the Company.

     The Offered Securities will be subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying prospectus.

     Notices and demands to or upon the Company in respect of the Offered Securities and the Senior Indenture may be served and, in the event that the Offered Securities are issued in definitive certificated form, the Offered Securities may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York (which will initially be the office of the Trustee which on the date hereof is located at 40 Broad Street, Suite 55, New York, New York 10004) and in Charlotte, North Carolina (which will initially be the Corporate Trust Operations Office of the Trustee which on the date hereof is located at 1525 West W.T. Harris Boulevard 3C3, Charlotte, North Carolina 28262-1153).

     The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. The Indenture and the Offered Securities will be governed by the laws of the Commonwealth of Virginia.


RANKING; HOLDING COMPANY STRUCTURE

     The Offered Securities will be unsecured and unsubordinated obligations of the Company and will rank on a parity in priority of payment with all other unsecured and unsubordinated indebtedness of the Company. The Offered Securities will be effectively subordinated to any secured and unsubordinated indebtedness of the Company to the extent of the collateral pledged as security therefor.

     The Offered Securities will be obligations exclusively of the Company. Although a significant portion of the Company's consolidated assets is held by the Company directly, substantially more than a majority of the Company's consolidated assets is held by its subsidiaries and the proportion of the Company's consolidated assets held by its subsidiaries will increase substantially if the proposed AAC Merger is consummated. See "Recent Developments." Accordingly, the cash flow of the Company and the consequent ability to service its debt, including the Offered Securities, is in large part dependent upon the results of operations of its subsidiaries and upon the ability of its subsidiaries to provide cash (whether in the form of dividends, loans or otherwise) to pay amounts due in respect of the Company's obligations, including the Offered Securities. The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Offered Securities or to make any funds available therefor. In addition, dividends, loans and other distributions from its subsidiaries to the Company are subject to contractual and other restrictions, are contingent upon results of operations of such subsidiaries and are subject to various business considerations.

     The Offered Securities will be effectively subordinated to all existing and future liabilities (including indebtedness, guarantees, trade payables, lease obligations and letter of credit obligations) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including the holders of the Offered Securities, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary, in which case the claims of the Company would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of such subsidiary and would be subordinated to any indebtedness of such subsidiary senior to that held by the Company. Subsidiaries of the Company owning directly or indirectly a significant portion of the Company's consolidated assets have guaranteed borrowings outstanding under the Company's $200 million and $50 million Credit Facilities. See "Recent Developments -- Liquidity." As of October 29, 1998, borrowings of $235 million were outstanding under such Credit Facilities. In addition, under certain circumstances, all of the Company's subsidiaries may be required to guarantee borrowings under such Credit Facilities. Although the Senior Indenture and certain instruments and agreements to which the Company and its subsidiaries are parties or by which they are bound impose limitations on the incurrence of additional indebtedness, both the Company and its subsidiaries retain the ability to incur substantial indebtedness and other liabilities.


INTEREST RATE, INTEREST PAYMENT DATES AND MATURITY

     The Offered Securities will mature on November 15, 2008. The Offered
Securities will bear interest at the rate of   % per annum. Interest on the
Offered Securities will accrue from and including November , 1998 or from the most recent date to which interest has been paid or duly provided for. Interest on the Offered Securities will be payable monthly in arrears on the 15th day of each month (each, an "Interest Payment Date"), commencing December 15, 1998, to the persons in whose names the Offered Securities are registered at the close of business on the first day of such month (each, a "Regular Record Date"). Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or maturity date for the Offered Securities is not a Business Day, then payment of principal and interest need not be made on such date but may be made on the next succeeding Business Day, and no interest will accrue on the amounts so payable for the period from and after such Interest Payment Date or maturity date.

                                 UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, A. G. Edwards & Sons, Inc., PaineWebber Incorporated, NationsBanc Montgomery Securities LLC, and Wheat First Union, a division of Wheat First Securities, Inc. are acting as representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the principal amounts of Offered Securities set forth opposite their respective names below:



                                                       PRINCIPAL AMOUNT OF
                        NAME                           OFFERED SECURITIES
---------------------------------------------------   --------------------
   Morgan Stanley & Co. Incorporated ..............        $
   A. G. Edwards & Sons, Inc. .....................
   PaineWebber Incorporated .......................
   NationsBanc Montgomery Securities LLC. .........
   Wheat First Securities, Inc ....................







                                                           ----------
          Total ...................................        $50,00,000
                                                           ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer part of the Offered Securities directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that
represents a concession not in excess of   % of the principal amount thereof.
Any Underwriter may allow, and any such dealer may reallow, a discount not in
excess of   % of the principal amount thereof to certain other dealers. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $7,5000,000 aggregate principal amount of Monthly Income Notes at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Monthly Income Notes offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Monthly Income Notes as the aggregate principal amount of Monthly Income Notes set forth next to such Underwriter's name in the preceding table bears to the total aggregate principal amount of Monthly Income Notes set forth next to the names of all Underwriters in the preceding table.

     The Company will apply to list the Offered Securities on the New York Stock Exchange (the "NYSE"). Trading of the Offered Securities on the NYSE is expected to commence within the 30-day period after initial delivery of the Offered Securities. The Underwriters have advised the Company that they intend to make a market in the Offered Securities prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Offered Securities, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 30 days after the date of this prospectus supplement (a) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Monthly Income Notes or any other debt securities of the Company which are substantially similar to the Monthly Income Notes (other than the Monthly Income Notes to be sold to the Underwriters) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Monthly Income Notes or any other debt securities of the Company which are substantially similar to the Monthly Income Notes, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of Monthly Income Notes, other securities, in cash or otherwise.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Offered Securities in the offering, if the Underwriters repurchase previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     As described under "Use of Proceeds," the Company intends to use a portion of the net proceeds from the offering of the Offered Securities and the proceeds from the concurrent offering of the Notes to repay bank debt. A portion of the bank debt that will be repaid is held by affiliates of NationsBanc Montgomery Securities LLC and First Union Capital Markets, two of the Underwriters. These affiliates may receive more than 10% of the net proceeds from the offering of the Offered Securities in the form of repayment of Company borrowings. Accordingly, the offering of the Offered Securities is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.


                                    EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Annual Report (Form 10-K) of United Dominion Realty Trust, Inc. for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the accompanying prospectus by reference. Such consolidated financial statements are incorporated by reference therein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of American Apartment Communities II, Inc. and American Apartment Communities II, L.P., for the year ended December 31, 1997, included in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on October 23, 1998, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                                 LEGAL MATTERS

     The validity of the Offered Securities offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Brown & Wood LLP, San Francisco, California, will act as counsel to the Underwriters. Brown & Wood LLP will rely on Hunton & Williams as to all matters of Virginia law.